

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 21, 2015

Thomas J. Baldwin
Chief Executive Officer
ROI Acquisition Corp. II
601 Lexington Avenue
51st Floor
New York, New York 10022

> **Re: ROI Acquisition Corp. II**
> **Preliminary Proxy Statement submitted on Schedule 14A**
> **Filed August 28, 2015**
> **File No. 001-36068**

Dear Mr. Baldwin:

We completed our review of your filing on September 8, 2015. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications